MMR Information Systems, Inc.
486 Camden Drive, Suite 200
Beverly Hills, CA 90210

January 5, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tamara Tangen, Division of Corporate Finance

Re: MMR Information Systems, Inc.
     Form 8-K
     Filed December 23, 2009
     File No. 000-51134
     Responses to United States Securities and Exchange Commission Staff ("Staff") comments made by Letter dated December 24, 2009

Dear Ms. Tangen:

Set forth below are the responses of MMR Information Systems, Inc. (the "Company") to Staff comments made by letter dated December 24, 2009 (the "Comment Letter"), in connection with the Company's Current Report on Form 8-K, filed December 23, 2009 (File No. 000-51134) (the "8-K"). The Company's responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

1. Please revise to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company and its former auditors "reached mutual agreement to end [the] relationship," as that wording is unclear to a reader.

Company Response:

The Company will state in the Form 8-K/A filed pursuant to the Comment Letter that the Company dismissed SingerLewak LLP ("Singer") as the Company's independent registered public accounting firm.

MMR Information Systems, Inc.
Responses to Staff Comments

2. Revise to provide the disclosures required by Item 304(a)(1)(ii) of Regulation S-K. In this regard, the Item requires a statement as to whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

Company Response:

The Company will provide the disclosures required by Item 304(a)(1)(ii) of Regulation S-K in the Form 8-K/A filed pursuant to the Comment Letter.

3. We note that your former auditors identified material weaknesses in each of the two most recent fiscal years and in the subsequent interim period. Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K regarding each material weakness.

Company Response:

The Company will provide the disclosures required by Item 304(a)(1)(v) of Regulation S-K for each previously identified material weakness in the Form 8-K/A filed pursuant to the Comment Letter.

MMR Information Systems, Inc.
Responses to Staff Comments

We also acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact Mark Skaist, the Company's legal counsel, at (949) 725-4117.

Very truly yours,

MMR INFORMATION SYSTEMS, INC.

/s/ Robert H. Lorsch
Robert H. Lorsch
President and Chief Executive Officer